As filed with the Securities and Exchange Commission on September 11, 1995
                                                          Registration No. 33-



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    Form S-3
                             REGISTRATION STATEMENT
                                     Under
                           THE SECURITIES ACT OF 1933

                        Piedmont BankGroup Incorporated
             (Exact name of registrant as specified in its charter)

          Virginia                                            54-1046817
(State or other jurisdiction of                            (I.R.S. Employer
       incorporation)                                     Identification No.)

                             200 East Church Street
                          Martinsville, Virginia 24112
                                 (540) 632-2971
    (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                               Rebecca J. Jenkins
              Senior Vice President, General Counsel and Secretary
                             200 East Church Street
                          Martinsville, Virginia 24112
                                 (540) 632-2971
           (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)


                                     Copies to:
         Lathan M. Ewers, Jr.                           George P. Whitley
           Hunton & Williams                              LeClair Ryan
         951 East Byrd Street                         707 East Main Street
       Richmond, Virginia 23219                     Richmond, Virginia  23219

        Approximate date of commencement of proposed sale to the public:
   From time to time after the effective date of this Registration Statement.

      If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ( )

      If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities
Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, please check the following box. ( X )

                        CALCULATION OF REGISTRATION FEE

                                                          Proposed           Proposed maximum
     Title of each class              Amount to be    maximum offering      aggregate offering       Amount of
of securities to be registered         registered     price per unit(1)          price(1)         registration fee
Common Stock(2)                        441,923(3)           $25.50               $11,269,037         $3,886.00

(1) Estimated pursuant to Rule 457(c) under the Securities Act of 1933.

(2) Includes the Rights to purchase Participating Cumulative Preferred Stock, Series A, which will be attached to and will trade with shares of the Common Stock of Piedmont BankGroup Incorporated.

(3) The maximum number of shares issuable on conversion of the $8,043,000 aggregate principal amount of the Registrant's 7% Convertible Subordinated Debentures due 2011 outstanding at the close of business on September 6, 1995.

   The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that the Registration Statement shall thereafter become effective in accordance with
Section 8(a) of the Securities Act, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said
Section 8(a), may determine.

                                 441,923 Shares

                        Piedmont BankGroup Incorporated

                                  Common Stock

                              ____________________

      The 441,923 shares of Common Stock, $5.00 par value per share (the "Common Stock"), of Piedmont BankGroup Incorporated (the "Company") offered hereby are the maximum number of shares issuable to Scott & Stringfellow, Inc. (the "Standby Purchaser") (i) on conversion of the Company's 7% Convertible Subordinated Debentures Due 2011 (the "Debentures") and (ii) pursuant to the standby arrangements described below.

      The Company has called all the Debentures for redemption on October 13, 1995 (the "Redemption Date") at a redemption price of $1,014.00 plus accrued interest of $34.61 from April 15, 1995 to the Redemption Date, for a total of $1,048.61 for each $1,000 principal amount of Debentures (the "Redemption Price"). The Debentures are convertible into 54.945 shares of Common Stock for each $1,000 principal amount of Debentures. The right to convert Debentures expires at 5:00 p.m. (Eastern time) on October 5, 1995 (the "Conversion Date"). Holders who elect to convert their Debentures into Common Stock will not be entitled to receive interest accrued since April 15, 1995. Any Debentures not surrendered for conversion on or prior to 5:00 p.m. (Eastern time) on the Conversion Date will be redeemed.

      THE CONVERSION RIGHT EXPIRES AT 5:00 P.M. ON THE CONVERSION DATE. DEBENTURES TO BE CONVERTED MUST BE RECEIVED BY THE TRUSTEE PRIOR TO THAT TIME. FROM AND AFTER THAT DATE AND TIME, HOLDERS OF DEBENTURES WILL BE ENTITLED ONLY TO THE REDEMPTION PRICE.

      The Company's Common Stock is traded on The Nasdaq National Market under the symbol "PBGI", and on September 7, 1995, the reported closing price of the Common Stock on The Nasdaq National Market was $25.375 per share. A holder of Debentures who converted such shares on September 7, 1995 would have received Common Stock having a market value, based on the reported closing price on The Nasdaq National Market on that date, of $1,394.23 for each Debenture converted (including cash, if any, received in lieu of fractional shares). If such Debentures were surrendered for redemption on the Redemption Date, such holder would receive $1,048.61 in cash for each Debenture. WHILE NO ASSURANCE CAN BE GIVEN AS TO ANY FUTURE PRICES FOR THE COMMON STOCK, AS LONG AS THE MARKET PRICE OF THE COMMON STOCK REMAINS AT OR ABOVE $18.45 PER SHARE, UPON CONVERSION OF THEIR DEBENTURES, HOLDERS WILL RECEIVE COMMON STOCK AND CASH FOR FRACTIONAL SHARES HAVING AN AGGREGATE
MARKET PRICE (WITHOUT GIVING EFFECT TO COMMISSIONS AND OTHER COSTS WHICH
WOULD LIKELY BE INCURRED ON SALE) EQUAL TO OR GREATER THAN THE REDEMPTION PRICE. It should be noted, however, that the price of the Common Stock received upon conversion will fluctuate in the market. No assurance is given as to the price of the Common Stock at any future time and holders should expect to incur various expenses of sale if such Common Stock is sold.

      In the event that fewer than all of the Debentures are surrendered for conversion prior to the Conversion Date, the Standby Purchaser has agreed, subject to certain conditions, to purchase from the Company such number of shares of Common Stock as would have been issuable on conversion of the Debentures not surrendered for conversion on or prior to the Conversion Date. The purchase price of such shares will equal the aggregate Redemption Price of such Debentures. The proceeds of such sale will be used by the Company to effect redemption of the Debentures. The Standby Purchaser may also purchase Debentures in the open market or otherwise prior to the Conversion Date and has agreed to convert all Debentures owned or so purchased by it on or prior to the Conversion Date.

      Prior to or after the Redemption Date, the Standby Purchaser may offer Common Stock, including Common Stock acquired through the purchase and conversion of the Debentures, directly to the public at prices set from time to time by the Standby Purchaser. It is the Standby Purchaser's intention that, prior to the Redemption Date, each such price when set will not exceed the greater of the last closing or current asked price of the Common Stock on The Nasdaq National Market plus an additional amount equal to any applicable commission. An offering price set on any calendar day will not be increased more than once during such day. The Standby Purchaser may also make sales to dealers at prices which represent concessions from the prices at which such shares are being offered to the public. The amount of such concessions is to be determined from time to time by the Standby Purchaser. Any Common Stock so offered will be offered by the Standby Purchaser when, as and if delivered to and accepted by the Standby Purchaser, and subject to their right to reject orders in whole or in part.

      The Company has agreed to indemnify the Standby Purchaser against certain liabilities, including liabilities under the Securities Act of 1933.
                              ____________________

    THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
     AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
         PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS.  ANY
             REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

       THE SHARES OF PIEDMONT BANKGROUP INCORPORATED COMMON STOCK OFFERED
         HEREBY ARE NOT SAVINGS ACCOUNTS, DEPOSITS OR OTHER OBLIGATIONS
         OF A BANK AND ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE
                  CORPORATION OR ANY OTHER GOVERNMENT AGENCY.
                              ____________________

                           Scott & Stringfellow, Inc.
                              ____________________

               The date of this Prospectus is September 12, 1995.

                             AVAILABLE INFORMATION

      The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy information and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information can be inspected and copied at the public reference facilities of the Commission at 450 Fifth Street, N.W., Washington, D.C. and at the following Regional Offices of the
Commission: 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and 7 World Trade Center, Suite 1300, New York, New York 10048. Copies of such materials can be obtained from the public reference section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. In addition, such material can be inspected at the offices of the National Association of Securities Dealers Stock Market, Reports Section, 1735 K Street, N.W., Washington, D.C. 20006.

      The Company has filed with the Commission a registration statement on Form S-3 (herein, together with all amendments and exhibits, referred to as the "Registration Statement") under the Securities Act of 1933, as amended. This Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information, reference is hereby made to the Registration Statement.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

      The following documents, which have been filed by the Company with the Commission pursuant to the Exchange Act, are hereby incorporated in this
Prospectus:

      (1) The Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1994.

      (2) The Company's Quarterly Reports on Form 10-Q for the periods ended March 31, 1995 and June 30, 1995.

      (3) The descriptions of the Company's Common Stock and associated rights to purchase Participating Cumulative Preferred Stock, Series A, which are contained in the Registration Statements filed under the Exchange Act, including any amendment or reports filed for the purpose of updating such descriptions.

      All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of this offering shall be deemed to be incorporated by reference into this Prospectus and to be a part hereof from the respective dates of filing of such documents.

      Any statement contained in a document incorporated by reference herein shall be deemed to be modified or superseded for all purposes to the extent that a statement contained in this Prospectus or in any other subsequently filed document that is also incorporated by reference modifies or replaces such statement.

      The Company will provide without charge to each person to whom this Prospectus is delivered, on written or oral request of such person, a copy of any or all documents incorporated by reference into this Prospectus (other than exhibits to such documents unless such exhibits are incorporated by reference therein). Requests for such copies should be directed to Francia
M. Brown, Piedmont BankGroup Incorporated, 200 East Church Street, Martinsville, Virginia 24112 (telephone number (540) 666-3234).

      IN CONNECTION WITH THIS OFFERING, THE STANDBY PURCHASER MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK OR THE DEBENTURES AT LEVELS ABOVE THOSE WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                                  THE COMPANY

General

      Piedmont BankGroup Incorporated, is a multi-bank holding company headquartered in Martinsville, Virginia, with total assets of $857.5 million at June 30, 1995. Organized in 1977, the Company through its six affiliate banks (the "Banks"), engages in a general banking business and provides a broad spectrum of full-service banking to consumers, businesses, institutions and governments, including accepting demand, savings and time deposits; making commercial, personal, installment, mortgage and construction loans; issuing letters of credit; and providing discount brokerage, trust services, bank-card services, mortgage banking and investment services.

      The Banks seek customers whose total financial requirements they can serve. As a result, most of the Banks' business customers are small and medium-sized entities. While the Company considers this middle market to be its primary business market, the Company's lead bank, Piedmont Trust Bank, has banking relationships with many of the larger textile and furniture manufacturing companies located in its market area.

      Principal markets served are the City of Martinsville and Henry County; the Towns of Hillsville and Galax, and Carroll and Grayson Counties; the Towns of Ferrum and Rocky Mount and Franklin County; the Town of Forest, City of Lynchburg, and Bedford, Campbell and Amherst Counties; the Town of Stuart and Patrick County; the Towns of Saltville and Chilhowie and Smyth County, Virginia and contiguous areas. The Company's affiliate Banks operate a total of 28 offices.

      The Company continually seeks acquisition opportunities for banks and bank related financial institutions. The Company's acquisition philosophy permits the Banks to operate as separately incorporated banks with their historical names and board of directors. The Company believes that this philosophy maintains community loyalty at the Banks and has a positive effect on operating performance. The Company seeks to capitalize on the local identity of the Banks while providing the services and efficiencies of a larger bank holding company.

      During 1994, the Company moved to a centralized approach in management, providing direction to the Banks and performing selected services in the compliance, data processing, financial management, human resources, investment, accounting, marketing, mortgage, trust and audit areas. The Banks are still permitted to approve loans up to a certain credit limit, above which central credit administration must consent. The Banks also still must approve investments and other activities consistent with past practices and the needs of their communities. To coordinate the activities of the Banks and to maintain internal controls, the Company utilizes a planning and budgeting process which involves Company officers, presidents of the Banks, and principal department heads. Performance targets and budget goals are developed for each Bank on an annual basis, with financial and operating results reported and reviewed periodically during the year.

The Banks

      Piedmont Trust Bank. Piedmont Trust Bank ("Piedmont") was incorporated in 1921 under the laws of Virginia. Piedmont's main office is in the City of Martinsville, a commercial center in southwest Virginia, and it has seven branches in Martinsville and Henry County. Its primary service area has a population of approximately 73,000 and its economy is oriented toward the textile, furniture and prebuilt housing industries. It is insured by the Federal Deposit Insurance Corporation (the "FDIC") and is supervised and examined by the Board of Governors of the Federal Reserve System (the "Federal Reserve Board") and the State Corporation Commission of Virginia (the "SCC"). It engages in a general commercial banking business and offers the range of banking services that can be expected of a banking organization of its size. In addition, Piedmont has a Trust Department with assets in excess of $558.4 million under management, which includes custodial accounts, at June 30, 1995. Piedmont is the largest bank in the Martinsville trade area with total assets of approximately $419.1 million, deposits of approximately $322.1 million and net loans of approximately $262.0 million at June 30, 1995.

      Bank of Carroll. Bank of Carroll ("Carroll"), incorporated in 1971 under the laws of Virginia, was acquired by the Company in 1977. At June 30, 1995, it had total assets of approximately $56.2 million. Its main office is located in Hillsville, Carroll County, Virginia, and it has branches in Cana and Galax, Virginia. Its primary service area has a population of approximately 27,000. Carroll is supervised and examined by the Federal Reserve Board and the SCC and engages in a general commercial banking business.

      Bank of Ferrum. Bank of Ferrum ("Ferrum"), incorporated in 1917 under the laws of Virginia and converted during the 1920's to a national bank, was acquired by the Company in 1981. As of June 1, 1995 Bank of Ferrum converted its charter to a state bank under the laws of Virginia. When Ferrum converted to a state charter on June 1, 1995, the name changed from First National Bank of Ferrum to Bank of Ferrum. At June 30, 1995, it had total assets of approximately $77.7 million. Its main banking office is located at Ferrum, Virginia, with branches at Oak Level and Rocky Mount, Virginia. Its primary service area has a population of approximately 40,000. Ferrum is supervised and examined by the Federal Reserve Board and the SCC and engages in a general commercial banking business.

      First Community Bank. First Community Bank ("Community"), incorporated in 1978 under the laws of Virginia, was acquired by the Company in 1983. At June 30, 1995, it had total assets of approximately $105.1 million. Community's main office is located in Forest, Virginia, and it operates seven branches in the Lynchburg and Forest area. Its primary service area has a population of approximately 188,000. Community is regulated by the Federal Reserve Board and the SCC. Retail and commercial banking services are provided for customers in Forest, Bedford, Campbell and Amherst Counties and the City of Lynchburg, Virginia.

      The First Bank of Stuart. The First Bank of Stuart ("Stuart") was incorporated in 1920 as a national bank and acquired by the Company in 1986. Stuart converted its charter to a state bank and began operating as a state banking corporation on September 1, 1995. When Stuart was converted to a state charter on September 1, 1995, the name changed from The First National Bank of Stuart to The First Bank of Stuart. At June 30, 1995, it had total assets of approximately $115.0 million. Its main office is located in Stuart, Virginia, and it has six other offices all located in Patrick County, Virginia. Stuart is the largest bank in Patrick County. Stuart is regulated by the Federal Reserve Board and the SCC.

      The First Community Bank of Saltville. The First Community Bank of Saltville ("Saltville") was incorporated in 1918 as a national bank and acquired by the Company in 1986. As of August 1, 1995 Saltville completed its conversion from a national bank to a Virginia banking corporation. When Saltville converted to a state charter on August 1, 1995, the name changed from The First National Bank of Saltville to The First Community Bank of Saltville. At June 30, 1995, it had total assets of approximately $85.9 million. Its main office is located in Saltville, Virginia, and it has two other offices located in Smyth County. Saltville is the third largest of the four banks in Smyth County. Its primary service area has a population of approximately 32,000. Saltville engages in a general commercial banking business and is regulated by the Federal Reserve Board and the SCC.

Recent Developments

      As a result of a Trust Department defalcation involving misappropriation of customer funds by a former Trust Department employee of Piedmont Trust Bank, Piedmont Trust Bank is subject to a cease and desist order, issued by the Federal Reserve Board. The order requires Piedmont Trust Bank to implement corrective measures related to internal controls and operating procedures in its Trust Department. Piedmont Trust Bank has implemented the corrective measures required by the order, and on August 25, 1995, the Federal Reserve Bank of Richmond informed Piedmont Trust Bank that the condition and administration of the Trust Department are fully satisfactory and that Piedmont Trust Bank is fully in compliance with all provisions of the order. The Federal Reserve Bank has advised Piedmont Trust Bank that it will recommend to the Federal Reserve Board that the order be terminated.


                                USE OF PROCEEDS

      The net proceeds from the sale of the Common Stock to the Standby Purchaser pursuant to the standby arrangements described herein will be used to effect a redemption of any Debentures not tendered for conversion. Any additional proceeds from the sale of Common Stock pursuant to the standby arrangements described herein will be used for general corporate purposes.

                   PRICE RANGE OF COMMON STOCK AND DIVIDENDS

      The Company's Common Stock is traded in the over-the-counter market and is quoted on The Nasdaq National Market under the symbol "PBGI". The following table sets forth for the periods indicated the high and low closing prices per share of Common Stock as reported on The Nasdaq National Market, and the cash dividends paid per share of Common Stock. Information in the table gives effect to a 5-for-4 stock split effective June 30, 1993.

                                            Price Range
                                        High            Low         Dividends
1993
  First Quarter. . . . . . . . . .   $   20.40      $   18.00         $0.14
  Second Quarter . . . . . . . . .       21.40          17.60          0.14
  Third Quarter. . . . . . . . . .       24.50          18.00          0.15
  Fourth Quarter . . . . . . . . .       25.00          20.50          0.15
1994
  First Quarter. . . . . . . . . .       22.00          20.13          0.16
  Second Quarter . . . . . . . . .       22.50          20.00          0.16
  Third Quarter. . . . . . . . . .       25.50          20.00          0.17
  Fourth Quarter . . . . . . . . .       25.00          18.00          0.17
1995
  First Quarter. . . . . . . . . .       23.50          18.75          0.17
  Second Quarter . . . . . . . . .       26.25          22.00          0.20
  Third Quarter (through September 7)    26.00          24.125         0.20

      As of June 30, 1995 there were approximately 2,170 holders of record of the outstanding shares of Common Stock.

      The payment of future dividends will depend upon future earnings of the Company, its financial condition and other relevant factors, including the amount of dividends payable to the Company by the Banks. Various federal and state laws, regulations and policies limit the ability of the Company's subsidiary banks to pay dividends to the Company, which affects the Company's ability to pay dividends to shareholders. See "Regulation and Supervision."

                                 CAPITALIZATION

      The following table sets forth the long-term debt and capitalization of the Company as of June 30, 1995 and as adjusted to give effect to the assumed conversion into shares of Common Stock of all of the outstanding Debentures and the estimated expenses of the transaction:

                                                    Actual     As Adjusted(1)
                                                       (in thousands)
Long-term debt:
   7% Convertible Subordinated Debentures. . . .    $ 8,493       $     -
   Other long-term borrowings. . . . . . . . . .      1,000         1,000

Shareholders' equity:
   Preferred stock, par value $5.00;
      authorized 1,000,000 shares; none issued)           -             -
   Common stock, par value $5.00; authorized
      10,000,000 shares; issued 3,790,209
      (4,256,855 as adjusted). . . . . . . . . .     18,951        21,284
   Capital in excess of par. . . . . . . . . . .      5,403        11,729
   Retained earnings . . . . . . . . . . . . . .     39,205        39,205
   Unrealized gains (losses) on securities, net
      of deferred income tax benefit of $1,441       (2,797)       (2,797)
      Total shareholders' equity . . . . . . . .     60,762        69,421
Total capitalization . . . . . . . . . . . . . .    $70,255       $70,421


(1) As Adjusted represents conversion prior to call of $450,000 and assumed conversion of $8,043,000 to 466,646 shares of Common Stock including accrued interest on Debentures of $278,368 less expenses of $52,000 and expenses associated with the standby arrangement of $60,323.

                            SELECTED FINANCIAL DATA

      The following operating data and net income per share data are derived from the Company's audited consolidated financial statements for the years ended December 31, 1994, 1993 and 1992 and the Company's unaudited consolidated financial statements for the six-month periods ended June 30, 1995 and 1994. The other selected financial data are derived from the underlying accounting records of the Company. Interim financial results, in the opinion of management, reflect all adjustments necessary for a fair presentation of the results of operations. The results of operations for an interim period are not necessarily indicative of results that may be expected for a full year or any other interim period.

                                                  Six Months Ended June 30,      Years Ended December 31,
                                                      1995         1994        1994         1993        1992
                                                                     (in thousands except per share data)
Operating Data:
   Interest income . . . . . . . . . . .            $  32,647   $  28,856   $  59,516    $  57,912   $  59,486
   Interest expense. . . . . . . . . . .               14,591      12,262      25,217       25,291      29,511
   Net interest income . . . . . . . . .               18,056      16,594      34,299       32,621      29,975
   Provision for loan losses . . . . . .                  657         685       2,827        1,370       2,397
   Noninterest income. . . . . . . . . .                3,800       3,539       1,175        6,414       6,386
   Noninterest expense . . . . . . . . .               14,691      13,952      28,713       28,254      24,101
   Net income. . . . . . . . . . . . . .            $   4,629   $   4,614   $   4,088    $   6,881   $   7,128
Per Share Data:
   Net income:
      Primary. . . . . . . . . . . . . .            $    1.22   $    1.23   $    1.09    $    1.86   $    1.94
      Fully diluted. . . . . . . . . . .                 1.13        1.13        1.06         1.74        1.82
   Cash dividends paid . . . . . . . . .                  .37         .32        0.66         0.58        0.44
   Net book value tier 1 . . . . . . . .                16.77       16.34       15.88        15.40       14.09
   Net book value GAAP . . . . . . . . .                16.03       14.68       13.71        15.40       14.09
Significant Ratios:(1)
   Return on average assets. . . . . . .                 1.16%       1.19%        .52%         .91%       1.00%
   Return on average shareholders' equity               16.56       16.22         7.33       12.39       14.31
   Average shareholders' equity to average assets        7.71        7.59        7.73         7.37        6.99
   Efficiency ratio. . . . . . . . . . .                64.59       65.74       64.78        64.26       65.35
   Net interest margin . . . . . . . . .                 4.96        4.64        4.81         4.72        4.60
Credit Quality Ratios:
   Allowance for loan losses to nonperforming
      loans. . . . . . . . . . . . . . .               155.80%     104.70%     188.17%      198.31%     122.48%
   Allowance for loan losses to nonperforming
      assets . . . . . . . . . . . . . .               110.61       77.97      118.71        89.97       66.29
   Allowance for loan losses to actual loans,
      net of unearned income . . . . . .                 1.53        1.70        1.64         1.86        1.94
   Net charge-offs to average loans, net of
      unearned income. . . . . . . . . .                  .29         .37         .63          .36         .53
Daily Averages:
   Total assets. . . . . . . . . . . . .            $ 804,202   $ 779,927   $ 787,200     $753,018   $ 712,988
   Interest-earning assets . . . . . . .              756,962     733,200     737,382      711,759     677,626
   Securities available for sale . . . .              127,930     210,198     205,197      194,429     167,197
   Investment securities . . . . . . . .              118,816      42,039      42,989       38,019      33,813
   Loans, net of unearned income . . . .              508,033     462,645     474,216      448,772     445,614
   Deposits. . . . . . . . . . . . . . .              705,718     689,697     697,337      665,580     632,361
   Interest-bearing liabilities. . . . .              653,511     634,505     639,314      615,062     590,709
   Shareholders' equity tier 1 . . . . .               62,518      59,353      61,317       55,529      49,804
   Shareholders' equity GAAP . . . . . .               56,366      57,370      55,777       55,529      49,804

(1) Annualized for the twelve months ended June 30, 1995 and 1994.

                            REDEMPTION OF DEBENTURES
                    AND TERMINATION OF CONVERSION PRIVILEGE

      The Company has called all the outstanding Debentures for redemption on October 13, 1995 (the "Redemption Date"). Pursuant to the terms of the indenture dated as of September 1, 1986 between the Company and First Union National Bank of North Carolina, as Trustee (the "Trustee"), under which the Debentures were issued (the "Indenture"), and as a result of the call, holders of Debentures are entitled to receive $1,048.61 for each $1,000 principal amount of Debentures (consisting of a redemption price of $1,014.00 for each $1,000 principal amount of Debentures plus accrued and unpaid interest thereon of $34.61 from April 15, 1995 to the Redemption Date). On or prior to 5:00 p.m. (Eastern time) on October 5, 1995 (the "Conversion Date"), Debentures are convertible into shares of Common Stock of the Company at the conversion rate and in the manner described below.

Alternatives Available to Holders of Debentures

      Holders of Debentures have the following alternatives which should be carefully considered:

      1. Conversion of Debenture into Common Stock. Debentures may be converted at the option of the holder into shares of the Company's Common Stock on the basis of 54.945 shares of Common Stock for each $1,000 principal amount of Debentures prior to 5:00 p.m. (Eastern time) on the Conversion Date. To convert any Debentures, the holder thereof must surrender the Debentures to the Trustee, either by mail to First Union National Bank of North Carolina, Bond Administration Department, 230 South Tryon Street, 8th Floor, Charlotte, North Carolina 28288-1179 or Piedmont BankGroup Incorporated, 200 East Church Street, Martinsville, Virginia 24112,
Attention: Francia M. Brown. Debentures must be accompanied by a written notice of election to convert, which may be in the form of the Letter of Transmittal provided to all holders of Debentures. Any Debentures not delivered for conversion will be redeemed on the Redemption Date. No interest will accrue with respect to the Debentures on or after the Redemption Date. No payment or adjustment in respect of interest on the Debentures will be made upon conversion of the Debentures.

      THE CONVERSION RIGHT EXPIRES AT 5:00 P.M. ON THE CONVERSION DATE. DEBENTURES TO BE CONVERTED MUST BE RECEIVED BY THE TRUSTEE PRIOR TO THAT TIME. FROM AND AFTER THAT DATE AND TIME, HOLDERS OF DEBENTURES WILL BE ENTITLED ONLY TO THE REDEMPTION PRICE.

      The Company's Common Stock is traded on The Nasdaq National Market under the symbol "PBGI", and on September 7, 1995, the reported closing price of the Common Stock on The Nasdaq National Market was $25.375 per share. A holder of Debentures who converted such shares on September 7, 1995 would have received Common Stock having a market value, based on the reported closing price on The Nasdaq National Market on that date, of $1,394.23 for each Debenture converted (including cash, if any, received in lieu of fractional shares). If such Debentures were surrendered for redemption on the Redemption Date, such holder would receive $1,048.61 in cash for each Debenture. While no assurance can be given as to any future prices for the Common Stock, as long as the market price of the Common Stock remains at or above $18.45 per share, upon conversion of their Debentures, holders will receive Common Stock and cash for fractional shares having an aggregate market price (without giving effect to commissions and other costs which would likely be incurred on sale) equal to or greater than the Redemption Price. It should be noted, however, that the price of the Common Stock received upon conversion will fluctuate in the market. No assurance is given as to the price of the Common Stock at any future time and holders should expect to incur various expenses of sale if such Common Stock is sold.

      2. Redemption of Debentures on October 13, 1995. Any Debentures which have not been converted into Common Stock on or prior to October 5, 1995 will be redeemed on the Redemption Date. Upon redemption a holder would receive $1,048.61 per $1,000 principal amount of Debentures (consisting of a redemption price of $1,014.00 per $1,000 principal amount plus accrued and unpaid interest thereon of $34.61 from April 15, 1995 to the Redemption
Date). After the Redemption Date, interest will cease to accrue and holders of Debentures will not have any rights as such holders other than the right to receive $1,048.61 per $1,000 principal amount of Debentures, without interest, upon surrender of their Debentures.

      3. Sale of Debentures Through Ordinary Brokerage Transactions. Sales of Debentures may be made through open market brokerage transactions, and if made sufficiently in advance of the Conversion Date, buyers thereof may convert Debentures into Common Stock in the manner described above. After the Conversion Date, a holder of Debentures will not be entitled to convert Debentures into Common Stock. This is expected to have an impact on the market for Debentures. Holders of Debentures who wish to make sales should consult with their own brokers concerning if and when their Debentures should be sold.


                    CERTAIN FEDERAL INCOME TAX CONSEQUENCES

      The following summarizes the principal federal income tax consequences, under current law, of the conversion of Debentures into Common Stock and of the redemption of Debentures. It does not address all potentially relevant federal income tax matters, including consequences to persons (such as foreign persons and tax-exempt organizations) subject to special provisions of federal income tax law. The following summary is for general information only, and holders of Debentures should consult their own tax advisors about the federal, state, local, and foreign tax consequences of the conversion or redemption of Debentures.

      Conversion into Common Stock. A holder will recognize no gain or loss for federal income tax purposes on the conversion of a Debenture into shares of Common Stock, except upon the receipt of cash in lieu of a fractional share. The receipt of cash in lieu of a fractional share of Common Stock will be taxable as if the fractional share had been received and then redeemed for the cash, so a holder will recognize gain or loss equal to the difference between the amount of cash received and the holder's tax basis in the fractional share. A holder's aggregate tax basis in shares of Common
Stock (including any fractional share interest) received upon conversion will be the same as the holder's tax basis in the Debenture converted into such shares. Accordingly, if a holder converts Debentures into Common Stock and subsequently sells the Common Stock, he generally will recognize gain or loss equal to the difference, if any, between his tax basis in the Debentures converted (less the portion allocable to any fractional share interest) and the amount realized upon sale of the Common Stock. If a holder holds a Debenture as a capital asset, the holder's holding period for shares of Common Stock (including any fractional share interest) received upon conversion of the Debenture will include the holder's holding period for the Debenture. In the case of a holder who acquired a Debenture at a "market discount" within the meaning of sections 1276 and 1278(a)(2) of the Internal Revenue Code of 1986, as amended (the "Code"), the amount of accrued market discount that would have been taxable as ordinary income under section 1276 of the Code upon a taxable disposition of the Debenture at the time of conversion will attach to, and generally will be recognized as ordinary income upon disposition of, the Common Stock received upon conversion of the Debenture.

      Redemption. The redemption of a Debenture will be taxable as a sale of the Debenture. Consequently, a holder generally will recognize gain or loss equal to the difference, if any, between the holder's tax basis in the Debenture and the amount realized by the holder upon the redemption. (The amount realized for purposes of determining gain or loss will not include the amount paid in connection with the redemption for accrued interest, which will be taxable as interest income.) Gain or loss recognized on the redemption of a Debenture generally will be capital gain or loss if the Debenture is held as a capital asset, and capital gain or loss will be long-term if the holder's holding period for the Debenture exceeds one year on the Redemption Date. In the case of a holder who acquired a Debenture at a market discount within the meaning of sections 1276 and 1278(a)(2) of the Code, gain recognized upon redemption of the Debenture will constitute ordinary income to the extent of the accrued market discount not previously included in the holder's income.

      Backup Withholding. To prevent backup withholding of federal income tax at the rate of 31% from the payment of cash in lieu of a fractional share or the payment of the redemption price plus interest, any holder (other than an exempt payee such as a corporation or tax-exempt organization) who has not previously provided a valid IRS Form W-9 relating to the holder's Debentures should provide a completed Form W-9 upon surrendering Debentures for conversion or redemption.


                          DESCRIPTION OF CAPITAL STOCK

      The Company has authority to issue 1,000,000 shares of Preferred Stock, of which no shares are issued and outstanding, and 10,000,000 shares of Common Stock, of which 3,790,209 shares were issued and outstanding as of June 30, 1995 held by approximately 2,170 holders of record. The Common Stock is traded in the over-the-counter market and quoted on The Nasdaq National Market under the symbol "PBGI".

      The following summary description of the capital stock of the Company is qualified in its entirety by reference to the Company's Articles of Incorporation, a copy of which has been incorporated by reference as an exhibit to the Registration Statement.

Preferred Stock

      The Board of Directors of the Company, without further action by the stockholders, is authorized to designate and issue in series Preferred Stock and to fix as to any series the dividend rate, redemption prices, preferences on dissolution, the terms of any sinking fund, conversion rights, voting rights, and any other preferences or special rights and qualifications. Holders of the Preferred Stock, if and when issued, will be entitled to vote as required under applicable Virginia law. Such law includes provisions for the voting of the Preferred Stock in the case of any amendment to the Articles of Incorporation affecting the rights of holders of Preferred Stock, the payment of certain stock dividends, merger or consolidation, sale of all or substantially all of the Company's assets, and dissolution. The Board of Directors without shareholder approval can issue Preferred Stock with voting and conversion rights which would adversely affect the voting power of the common shareholders. In addition, the Preferred Stock could be used in a manner which would discourage or make more difficult an attempt to acquire control of the Company. The Company's Board of Directors has designated a series of 100,000 shares of Participating Convertible Preferred Stock, Series A (the "Series A Preferred Stock"), no shares of which have been issued. The Series A Preferred Stock was created in connection with the Company's shareholder rights plan which is described below.

Common Stock

      Holders of Common Stock are entitled to one vote per share on each matter to be voted upon by the stockholders of the Company. Directors are elected by a vote of the holders of Common Stock. Dividends may be paid to the holders of Common Stock when, as and if declared by the Board of Directors of the Company out of funds legally available for such purposes. The Company's principal source of funds for dividend payments is dividends received from the Banks. Payment of dividends to the Company by the Banks, without prior regulatory approval, is also subject to various state and federal regulatory limitations. Holders of Common Stock have no conversion, redemption, cumulative voting or preemptive rights. There is no sinking fund obligation with respect to the Common Stock. In the event of any liquidation, dissolution or winding up of the Company, after payment or provision for payment of the debts and other liabilities of the Company and the preferential amounts to which the holders of Preferred Stock, if any, are entitled, the holders of Common Stock will be entitled to share ratably in any remaining assets of the Company.

      All outstanding shares of Common Stock are, and the shares of Common Stock to be issued upon conversion of the Debentures or upon issuance by the Company pursuant to the Standby Agreement will be, when issued, duly and validly issued, fully paid and nonassessable.

Transfer Agent

      First Union National Bank of North Carolina is transfer agent for the Company's Common Stock.

Rights

      Pursuant to a Rights Agreement (the "Rights Agreement") dated as of January 18, 1990 between the Company and First Union National Bank of North Carolina, the Company distributed as a dividend one Right for each outstanding share of Common Stock. The number of Rights associated with each share of Common Stock outstanding as of June 30, 1993 was adjusted proportionately for the five-for-four stock split effected in the form of a dividend paid July 30, 1993. Each Right entitles the holder to buy one one-hundredth of a share of Participating Cumulative Preferred Stock, Series A, par value $5.00 per share, at an exercise price of $60, subject to adjustment. The Rights will become exercisable only if a person or group acquires or announces a tender offer for 15% or more of the outstanding Common Stock. When exercisable, the Company may issue a share of Common Stock in exchange for each Right other than those held by such person or group. If a person or group acquires 30% or more of the outstanding Common Stock, each Right will entitle the holder, other than the acquiring person, upon payment of the exercise price, to acquire Preferred Stock or, at the option of the Company, Common Stock, having a value equal to twice the Right's exercise price. If the Company is acquired in a merger or other business combination or if 50% of its earnings power is sold, each Right will entitle the holder, other than the acquiring person, to purchase securities of the surviving company having a market value equal to twice the exercise price of the Right. The Rights will expire on January 18, 2000, and may be redeemed by the Company at any time prior to the tenth day after an announcement that a 10% position has been acquired, unless such time period has been extended by the Board of Directors.

      Until such time as a person or group acquires or announces a tender offer for 15% or more of the Common Stock, (i) the Rights will be evidenced by the Common Stock certificates and will be transferred with and only with such Common Stock certificates, and (ii) the surrender for transfer of any certificate for Common Stock will also constitute the transfer of the Rights associated with the Common Stock represented by such certificate. Rights may not be transferred, directly or indirectly (i) to any person or group that has acquired, or obtained the right to acquire, beneficial ownership of 10% or more of the Rights (an "Acquiring Person"), (ii) to any person in connection with a transaction in which such person becomes an Acquiring Person or (iii) to any affiliate or associate of any such person. Any Right that is the subject of a purported transfer to any such person will be null and void.

      The Rights can be expected to have certain anti-takeover effects if an acquisition transaction not approved by the Board of Directors is proposed by a person or group. In such event, the Rights will cause substantial dilution to any person or group that acquires more than 15% of the outstanding shares of Common Stock of the Company if certain events thereafter occur without the Rights having been redeemed. For example, if thereafter such acquiring person acquires 30% of the Company's outstanding Common Stock, or effects a business combination with the Company, the Rights permits stockholders to acquire securities having a value equal to twice the amount of the purchase price specified in the Rights, but rights held by such "acquiring person" are void to the extent permitted by law and may not be exercised. Further, other stockholders may not transfer rights to such "acquiring person" above his 15% ownership threshold. Because of these provisions, it is unlikely that any person or group will propose an acquisition transaction that is not approved by the Company's Board of Directors. Thus, the Rights could have the effect of discouraging acquisition transactions not approved by the Company's Board of Directors. The Rights do not interfere with any merger or other business combination approved by the Company's Board of Directors and stockholders because the rights are redeemable with the concurrence of a majority of the "Continuing Directors," defined as directors in office when the Rights Agreement was adopted or any person added thereafter to the Board with the approval of the Continuing Directors.

Virginia Stock Corporation Act

      The Virginia Stock Corporation Act contains provisions governing "Affiliated Transactions." These provisions, with several exceptions discussed below, require approval of material acquisition transactions between a Virginia corporation and any holder of more than 10% of any class of its outstanding voting shares (an "Interested Stockholder") by the holders of at least two-thirds of the remaining voting shares. Affiliated Transactions subject to this approval requirement include mergers, share exchanges, material dispositions of corporate assets not in the ordinary course of business, any dissolution of the corporation proposed by or on behalf of an Interested Stockholder, or any reclassification, including reverse stock splits, recapitalization or merger of the corporation with its subsidiaries which increases the percentage of voting shares owned beneficially by an Interested Stockholder by more than 5%.

      For three years following the time that an Interested Stockholder becomes an owner of more than 10% of the outstanding voting shares, a Virginia corporation cannot engage in an Affiliated Transaction with such Interested Stockholder without approval of two-thirds of the voting shares other than those shares beneficially owned by the Interested Stockholder, and majority approval of the "Disinterested Directors." A Disinterested Director means, with respect to a particular Interested Stockholder, a member of the Company's Board of Directors who was (1) a member on the date on which an Interested Stockholder became an Interested Stockholder and (2) recommended for election by, or was elected to fill a vacancy and received the affirmative vote of, a majority of the Disinterested Directors then on the Board. At the expiration of the three year period, the statute requires approval of Affiliated Transactions by two-thirds of the voting shares other than those beneficially owned by the Interested Stockholder.

      The principal exceptions to the special voting requirement apply to transactions proposed after the three year period has expired and require either that the transaction be approved by a majority of the corporation's Disinterested Directors or that the transaction satisfy the fair-price requirements of the statute. In general, the fair-price requirement provides that in a two-step acquisition transaction, the Interested Stockholder must pay the stockholders in the second step either the same amount of cash or the same amount and type of consideration paid to acquire the Virginia corporation's shares in the first step.

      None of the foregoing limitations and special voting requirements applies to a transaction with an Interested Stockholder whose acquisition of shares making such person an Interested Stockholder was approved by a majority of the Virginia corporation's Disinterested Directors.

      These provisions were designed to deter certain takeovers of Virginia corporations. In addition, the statute provides that, by affirmative vote of a majority of the voting shares other than shares owned by any Interested Stockholder, a corporation can adopt an amendment to its articles of incorporation or bylaws providing that the Affiliated Transactions provisions shall not apply to the corporation. The Company has not "opted out" of the Affiliated Transactions provisions.

      Virginia law also provides that shares acquired in a transaction that would cause the acquiring person's voting strength to meet or exceed any of three thresholds (20%, 331/3% or 50%) have no voting rights unless granted by a majority vote of shares not owned by the acquiring person or any officer or employee-director of the Virginia corporation. This provision empowers an acquiring person to require the Virginia corporation to hold a special meeting of stockholders to consider the matter within 50 days of its request.

Reports to Stockholders

      The Company furnishes stockholders with written annual reports containing consolidated financial statements audited by an independent certified public accountant and with written quarterly reports containing an unaudited balance sheet as of the end of each of the first three quarterly periods and an income statement for the period from the beginning of the current fiscal year to the end of such quarterly period.


                           REGULATION AND SUPERVISION

      Bank holding companies and banks operate in a highly regulated environment and are regularly examined by federal and state regulators. The following description briefly discusses certain provisions of federal and state laws and certain regulations and the potential impact of such provisions on the Company and the Banks. These federal and state laws and regulations have been enacted for the protection of depositors in national and state banks and not for the protection of shareholders of bank holding companies such as the Company.

Bank Holding Companies

      As a bank holding company registered under the Bank Holding Company Act of 1956, as amended (the "BHCA"), the Company is subject to regulation by the Federal Reserve Board. The Federal Reserve Board has jurisdiction under the BHCA to approve any bank or nonbank acquisition, merger or consolidated proposed by a bank holding company. The BHCA generally limits the activities of a bank holding company and its subsidiaries to that of banking, managing or controlling banks, or any other activity which is so closely related to banking or to managing or controlling banks as to be a proper incident thereto.

      The BHCA currently prohibits the Federal Reserve Board from approving an application from a bank holding company to acquire shares of a bank located outside the state in which the operations of the holding company's banking subsidiaries are principally conducted, unless such an acquisition is specifically authorized by statute of the state in which the bank whose shares are to be acquired is located. Under recently enacted federal legislation, the restriction on interstate acquisitions will be abolished effective September 29, 1995 and thereafter. Bank holding companies from any state will then be able to acquire banks and bank holding companies located in any other state. Effective June 1, 1997, the law will allow interstate bank mergers, subject to earlier "opt-in" or "opt-out" action by individual states. The law also allows interstate branch acquisitions and de novo branching if permitted by the host state. Virginia has recently adopted early "opt-in" legislation that will allow interstate bank mergers. These laws also permit interstate branch acquisitions and de novo branching in Virginia and North Carolina by out-of-state banks if reciprocal treatment is accorded Virginia and North Carolina banks (as the case may be) in the state of the acquiror.

      There are a number of obligations and restrictions imposed on bank holding companies and their depository institution subsidiaries by federal law and regulatory policy that are designed to reduce potential loss exposure to the depositors of such depository institutions and to the FDIC insurance fund in the event the depository institution becomes in danger of default or in default. For example, under a policy of the Federal Reserve Board with respect to bank holding company operations, a bank holding company is required to serve as a source of financial strength to its subsidiary depository institutions and to commit resources to support such institutions in circumstances where it might not do so otherwise. In addition, the "cross-guarantee" provisions of federal law require insured depository institutions under common control to reimburse the FDIC for any loss suffered or reasonably anticipated by either the Savings Association Insurance Fund ("SAIF") or the Bank Insurance Fund ("BIF") as a result of the default of a commonly controlled insured depository institution or for any assistance provided by the FDIC to a commonly controlled insured depository institution in danger of default. The FDIC may decline to enforce the cross-guarantee provisions if it determines that a waiver is in the best interest of the SAIF or the BIF or both. The FDIC's claim for reimbursement is superior to claims of stockholders of the insured depository institution or its holding company but is subordinate to claims of depositors, secured creditors and holders of subordinated debt (other than affiliates) of the commonly controlled insured depository institution.

      The Federal Deposit Insurance Act ("FDIA") also provides that amounts received from the liquidation or other resolution of any insured depository institution by any receiver must be distributed (after payment of secured claims) to pay the deposit liabilities of the institution prior to payment of any other general or unsecured senior liability, subordinated liability, general creditor or stockholder. This provision would give depositors a preference over general and subordinated creditors and stockholders in the event a receiver is appointed to distribute the assets of any of the Banks.

      The BHCA also prohibits a bank holding company, with certain exceptions, from acquiring more than 5% of the voting shares of any company that is not a bank and from engaging in any business other than banking or managing or controlling banks. Under the BHCA, the Federal Reserve Board is authorized to approve the ownership of shares by a bank holding company in any company the activities of which the Federal Reserve Board has determined to be so closely related to banking or to managing or controlling banks as to be a proper incident thereto. The Federal Reserve Board has by regulation determined that certain activities are closely related to banking within the meaning of the BHCA. These activities include: operating a mortgage company, finance company, credit card company or factoring company; performing certain data processing operations; providing investment and financial advice; and acting as an insurance agent for certain types of credit-related insurance.

      The Company also is registered under the bank holding company laws of Virginia. Accordingly, the Company and the Banks are subject to further regulation and supervision by the SCC.

Capital Requirements

      The Federal Reserve Board and the FDIC have issued substantially similar risk-based and leverage capital guidelines applicable to United States banking organizations. In addition, those regulatory agencies may from time to time require that a banking organization maintain capital above the minimum levels because of its financial condition or actual or anticipated growth. Under the risk-based capital requirements of these federal bank regulatory agencies, the Company and the Banks are required to maintain a minimum ratio of total capital to risk-weighted assets of at least 8%. At least half of the total capital is required to be "Tier 1 capital", which consists principally of common and certain qualifying preferred stockholders' equity, less certain intangibles and other adjustments. The remainder "Tier
2 capital" consists of a limited amount of subordinated and other qualifying debt (including certain hybrid capital instruments) and a limited amount of the general loan loss allowance. The Tier 1 and total capital to risk-weighted asset ratios of the Company as of June 30, 1995 were 11.76% and 14.59% respectively, exceeding the minimums required.

      In addition, each of the federal regulatory agencies has established a minimum leverage capital ratio (Tier 1 capital to average tangible assets). These guidelines provide for a minimum ratio of 3% for banks and bank holding companies that meet certain specified criteria, including that they have the highest regulatory examination rating and are not contemplating significant growth or expansion. All other institutions are expected to maintain a leverage ratio of at least 100 to 200 basis points above the minimum. The Tier 1 capital leverage ratio of the Company as of June 30, 1995, was 7.39%. The guidelines also provide that banking organizations experiencing internal growth or making acquisitions will be expected to maintain strong capital positions substantially above the minimum supervisory levels, without significant reliance on intangible assets.

      The Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA") requires each federal banking agency to revise its risk-based capital standards to ensure that those standards take adequate account of interest rate risk, concentration of credit risk and the risks of nontraditional activities, as well as reflect the actual performance and expected risk of loss on multi-family mortgages. Rules have been promulgated with respect to concentration of credit risk and the risks of non-traditional activities, and also as to the risk of loss on multi-family mortgages. A proposed rule with respect to interest rate risk is still under consideration. The proposal would allow institutions to use internal risk models to measure interest rate risk (if the models are acceptable to examiners) and would require additional capital of institutions identified as having excess interest rate risk. The Company does not expect any of these rules, either individually or in the aggregate, to have a material impact on its capital requirements.

Limits on Dividends and Other Payments

      The Company is a legal entity separate and distinct from its subsidiary institutions. Most of the revenues of the Company result from dividends paid to the Company by the Banks. Effective September 1, 1995, each of the Banks was a state member bank of the Federal Reserve System. As a result, the Banks are regulated by the Federal Reserve and the SCC. There are various regulatory limitations applicable to the payment of dividends by the Banks to the Company as well as the payment of dividends by the Company to its respective stockholders. Under federal law applicable to the Banks, prior approval from the bank regulatory agencies is required if cash dividends declared in any given year exceed net income for that year plus retained earnings of the two preceding years. Under then existing supervisory practices, at June 30, 1995, the Banks could have paid additional dividends to the Company of approximately $27.9 million, without obtaining prior regulatory approval. If all Banks had been state member banks at June 30, 1995, the Banks could have paid additional dividends to the Company of approximately $42.5 million, without obtaining prior regulatory approval.
The payment of dividends by the Banks or the Company may also be limited by other factors, such as requirements to maintain capital above regulatory guidelines. Bank regulatory agencies have authority to prohibit any Bank or the Company from engaging in an unsafe or unsound practice in conducting their business. The payment of dividends, depending upon the financial condition of the Bank in question, or the Company, could be deemed to
constitute such an unsafe or unsound practice.   The Federal Reserve Board
has stated that, as a matter of prudent banking, a bank or bank holding company should not maintain its existing rate of cash dividends on common stock unless (1) the organization's net income available to common stockholders over the past year has been sufficient to fund fully the dividends and (2) the prospective rate of earnings retention appears consistent with the organization's capital needs, asset quality, and overall financial condition.

      Under the FDIA, insured depository institutions such as the Banks are prohibited from making capital distributions, including the payment of dividends, if, after making such distribution, the institution would become "undercapitalized" (as such term is used in the statute). Based on the Banks current financial condition, the Company does not expect that this provision will have any impact on its ability to obtain dividends from the Banks.

      In addition to limitations on dividends, the Banks are limited in the amount of loans and other extensions of credit that may be extended to the Company, and any such loans or extensions of credit are subject to collateral security requirements. Generally, up to 10% of the Banks' regulatory capital, surplus, undivided profits, allowance for loan losses and contingency reserves may be loaned to the Company. As of June 30, 1995, approximately $6.9 million of credit was available to the Company under this limitation, although no extensions of credit were outstanding.

Banks

      The Banks are supervised and regularly examined by the Federal Reserve Board and the SCC. The Banks are also subject to various requirements and restrictions under federal and state law such as limitations on the types of services that they may offer, the nature of investments that they make, and the amounts of loans that may be granted. Various consumer and compliance laws and regulations also affect the operations of the Banks. In addition to the impact of regulation, the Banks are affected significantly by actions of the Federal Reserve Board in attempting to control the money supply and the availability of credit.

      The Banks also are subject to the requirements of the Community Reinvestment Act (the "CRA"). The CRA imposes on financial institutions an affirmative and ongoing obligation to meet the credit needs of their local communities, including low- and moderate-income neighborhoods, consistent with the safe and sound operation of those institutions. Each financial institution's efforts in meeting community credit needs currently are evaluated as part of the examination process pursuant to twelve assessment factors. These factors also are considered in evaluating mergers, acquisitions and applications to open branches. The Banks have attained either an "outstanding" or "satisfactory" rating on their most recent CRA performance evaluations.

      As a result of a 1993 Presidential initiative, each of the federal banking agencies, recently approved a final rule establishing a new framework for the implementation of CRA. The new rule, which will become fully effective on July 1, 1997, will emphasize an institution's performance in meeting community credit needs. Institutions will be evaluated on the basis of a three pronged lending, investment and service test, with lending being of primary importance. CRA ratings will continue to be a matter of public record, and CRA performance will continue to be evaluated in connection with mergers, acquisitions and branch applications. Although the new rule is likely to have some impact on the Company's business practices, it is not anticipated that any changes will be material.

Deposit Insurance

      As institutions with deposits insured by BIF, the Banks also are subject to insurance assessments imposed by the FDIC. Currently, a risk-based assessment schedule imposes assessments on BIF deposits, ranging from 0.23% to 0.31% of an institution's average assessment base. The actual assessment paid is based on the institution's assessment risk classification, which is determined based on whether the institution is considered "well capitalized," "adequately capitalized" or "undercapitalized." as such terms have been defined in applicable federal regulations, and whether such institution is considered by its supervisory agency to be financially sound or to have supervisory concerns. The Banks currently pay at a rate of .23% of assessable deposits.

      On August 8, 1995, the FDIC's Board of Directors voted to revise the range of assessment premiums applicable to BIF-insured deposits. Under the revised risk-based assessment rate schedule for BIF-insured deposits, the best-rated banks will pay 0.04% of deposits while the weakest ones will continue to pay 0.31% of deposits. The new rate schedule is expected to be applied in September, 1995, when the FDIC will be able to confirm that BIF has reached its designated reserve ratio of 1.25% of deposits. The premium reduction, however, will be retroactive to July 1, 1995, and institutions will receive a refund for excess payments made during the interim period. The Banks are expected to receive an after-tax refund in excess of $0.2 million, and the premium reduction on BIF-insured deposits is expected to annually save the Banks approximately $0.8 million after-tax, based on their current level of BIF deposits.

      In a separate development, on July 28, 1995, the Clinton Administration put forth a legislative proposal, supported by the FDIC and OTS, to recapitalize SAIF with the imposition of a one-time assessment on SAIF deposits of between 85 and 90 basis points (0.85% - 0.90%). The assessment would be due on January 1, 1996, based on SAIF-assessable deposits held as of March 31, 1995. The proposal calls for a merger of BIF and SAIF and for BIF members to share in the cost of interest payments on bonds issued to recapitalize the insurance funds ("FICO bonds"). After the one-time assessment, the risk-based assessment schedule for the newly capitalized SAIF would be similar to the schedule for BIF (that is, rates ranging from 4 to 31 basis points.) House and Senate hearings have been held on the proposal but the prospects for passage are uncertain at this time.

Other Safety and Soundness Regulations

      The federal banking agencies have broad powers under current federal law to take prompt corrective action to resolve problems of insured depository institutions. The extent of these powers depends upon whether the institutions in question are "well capitalized," "adequately capitalized," "undercapitalized," "significantly undercapitalized" or "critically undercapitalized," as such terms are defined under uniform regulations defining such capital levels issued by each of the federal banking agencies.

      In addition, FDIC regulations now require that management report on its institution's responsibility for preparing financial statements, and establishing and maintaining an internal control structure and procedures for financial reporting and compliance with designated laws and regulations concerning safety and soundness; and that independent auditors attest to and report separately on assertions in management's reports concerning compliance with such laws and regulations, using FDIC-approved audit procedures.

      The 1991 FDICIA law, as amended by the Riegle Community Development Act of 1994, requires the Federal bank regulators to develop standards for a wide variety of internal bank operating procedures and grants regulators discretion to develop standards on asset quality, earnings and stock valuation. Final rules on the subject have not yet been published but a 1993 proposed rule contained broad principle-based standards that leave the method for meeting such standards largely in the province of management. Based on its review of the proposed rule, the Company does not believe that the standards will have any significant impact on its operations.


                         STANDBY AND OTHER ARRANGEMENTS

      Under the terms and subject to the conditions in the Standby Agreement, dated September 12, 1995 between the Company and the Standby Purchaser (the "Standby Agreement"), the Standby Purchaser has agreed to purchase from the Company for settlement on October 12, 1995, such number of shares of Common Stock as would have been issuable upon conversion of the Debentures that were not surrendered for conversion on or prior to the Conversion Date for a purchase price equal to the aggregate Redemption Price of such Debentures.

      The Standby Purchaser may also purchase Debentures in the open market or otherwise prior to the Conversion Date. The Standby Purchaser has agreed to convert into Common Stock all Debentures so purchased by it on or prior to the Conversion Date and any other Debentures beneficially owned by it. The Standby Purchaser has agreed to remit to the Company 50% of the profits (profits consist of the excess of total proceeds received on the sale of shares of Common Stock sold by the Standby Purchaser, over the purchase price paid to the Company for such shares, after deducting any selling concessions, transfer taxes and other out-of-pocket selling expenses) made by the Standby Purchaser from the sale, subsequent to the date hereof, of Common Stock purchased by it from the Company pursuant to the Standby Agreement.

      The Company has been advised by the Standby Purchaser that the Standby Purchaser proposes to offer any shares of Common Stock purchased from the Company or acquired on conversion of Debentures for resale as set forth on the cover page of this Prospectus. The Standby Purchaser may also make sales of such shares to dealers at prices which represent a concession of a maximum of $0.50 per share. The Standby Purchaser may allow and such dealers may reallow a concession of up to $0.25 per share to certain other dealers, subject to change from time to time.

      Pursuant to the terms of the Standby Agreement and in consideration of its obligations thereunder, the Company has agreed to pay the Standby Purchaser the sum of $60,323 plus $0.76 per share for each share purchased pursuant to the Standby Agreement.

      The Company has agreed to indemnify the Standby Purchaser against certain liabilities, including liabilities under the Securities Act of 1933, or contribute to payments the Standby Purchaser may be required to make in respect thereof.

      The Company has agreed that it will not, without the Standby Purchaser's prior written consent (which consent will not be unreasonably withheld) for a period of 90 days after the date of this Prospectus, issue, sell, contract for or offer to sell, or grant any option (other than employee stock options) for the purchase of or otherwise dispose, directly or indirectly, any shares of Common Stock (or any securities convertible into or exercisable for such Common Stock) other than issuances upon conversion of presently outstanding convertible securities of the Company, upon the exercise of presently outstanding warrants or stock options, in connection with the Company's dividend reinvestment plan, and in connection with acquisitions.


                                 LEGAL OPINIONS

      The legality of Common Stock offered hereby will be passed upon for the Company by Hunton & Williams, 951 East Byrd Street, Richmond, Virginia 23219. Certain legal matters in connection with the Common Stock offered hereby will be passed upon for the Standby Purchaser by LeClair Ryan, 707 East Main Street, Richmond, Virginia 23219.


                                    EXPERTS

      The consolidated financial statements of Piedmont BankGroup Incorporated and subsidiaries as of December 31, 1994 and 1993, and for each of the years in the three year period ended December 31, 1994 included in the Company's Annual Report on Form 10-K for the year ended December 31, 1994 have been incorporated by reference herein and in the registration statement in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing. Their report refers to changes in accounting for certain investments in debt and equity securities, impaired loans, income taxes and postretirement benefits other than pensions.

=====================================   =======================================

  No person has been authorized to
give any information or to make
representations not contained in this
Prospectus regarding the Company or
the offering made hereby and, if given
or made, such information or
representations must not be relied
upon as having been authorized by the
Company or the Standby Purchaser.
This Prospectus does not constitute an                 441,923 shares
offer to sell or a solicitation of an
offer to buy any securities other than
the registered securities to which it                     Piedmont
relates, nor does it constitute an                       BankGroup
offer to or solicitation of any person                  Incorporated
in any jurisdiction in which such
offer or solicitation would be
unlawful.  Neither delivery of this                     Common Stock
Prospectus nor any sale made hereunder
shall create any implication that
information contained herein is
correct as of any time subsequent to
the date hereof.


                                                         PROSPECTUS



          TABLE OF CONTENTS
                                Page

AVAILABLE INFORMATION. . . . . .   1
INCORPORATION OF CERTAIN
  DOCUMENTS BY REFERENCE . . . .   1
THE COMPANY. . . . . . . . . . .   2             Scott & Stringfellow, Inc.
USE OF PROCEEDS. . . . . . . . .   3
PRICE RANGE OF COMMON STOCK
  AND DIVIDENDS. . . . . . . . .   4
CAPITALIZATION . . . . . . . . .   5
SELECTED FINANCIAL DATA. . . . .   6
REDEMPTION OF DEBENTURES                             September 12, 1995
   AND TERMINATION OF
  CONVERSION PRIVILEGE . . . . .   7
CERTAIN FEDERAL INCOME TAX
  CONSEQUENCES . . . . . . . . .   8
DESCRIPTION OF CAPITAL STOCK . .   8
REGULATION AND SUPERVISION . . .  11
STANDBY AND OTHER
  ARRANGEMENTS . . . . . . . . .  15
LEGAL OPINIONS . . . . . . . . .  16
EXPERTS. . . . . . . . . . . . .  16


=====================================   =======================================

                                    PART II.

                     INFORMATION NOT REQUIRED IN PROSPECTUS


Item 14.  Other Expenses of Issuance and Distribution

      Estimated expenses in connection with the issuance and distribution of the securities being registered, other than underwriting compensation, are as follows:

      Securities and Exchange Commission registration fee. . .  $   3,886.00
      Blue Sky fees and expenses . . . . . . . . . . . . . . .      2,500.00
      Legal fees . . . . . . . . . . . . . . . . . . . . . . .     30,000.00
      Accounting fees. . . . . . . . . . . . . . . . . . . . .     10,000.00
      Printing, engraving and postage expenses . . . . . . . .      5,000.00
      Miscellaneous expenses . . . . . . . . . . . . . . . . .        614.00
      Total. . . . . . . . . . . . . . . . . . . . . . . . . .  $  52,000.00


Item 15.  Indemnification of Directors and Officers

      The Company's Articles implement the provisions of the Virginia Stock Corporation Act (the "VSCA"), which provide for the indemnification of the Company's directors and officers in a variety of circumstances, which may include indemnification for liabilities under the Securities Act of 1933. Under sections 13.1-697 and 13.1-702 of the VSCA, a Virginia corporation generally is authorized to indemnify its directors and officers in civil or criminal actions if they acted in good faith and believed their conduct to be in the best interests of the corporation and, in the case of criminal ac-tions, had no reasonable cause to believe that the conduct was unlawful. The Company's Articles require indemnification of directors and officers with respect to certain liabilities, expenses and other amounts imposed upon them by reason of having been a director or officer, except in the case of willful misconduct or a knowing violation of criminal law. The Company also carries insurance on behalf of directors, officers, employees or agents that may cover liabilities under the Securities Act of 1933. In addition, the VSCA and the Company's Articles eliminate the liability of a director or officer of the Company in a stockholder or derivative proceeding. This elimination of liability will not apply in the event of willful misconduct or a knowing violation of the criminal law or any federal or state securities law. Sections 13.1-692.1 and 13.1-696 to -704 of the VSCA are hereby incorporated herein by reference.

Item 16.  Exhibits

1      Form of Standby Agreement between the Company and
       Scott & Stringfellow, Inc.
3.1 Articles of Incorporation of the Registrant, as amended (incorporated by reference to Exhibit 3(a) to the Registrant's Form 10-K for the fiscal year ended December 31, 1994)
3.2 Bylaws of the Registrant (incorporated by reference to Exhibit 3(b) to the Registrant's Form 10-K for the fiscal year ended December 31, 1994)
4.1 Preferred Share Rights Plan (Incorporated by reference to Registrant's Form 8-K dated January 18, 1990)
4.2 Indenture dated September 1, 1986 between Piedmont BankGroup Incorporated and First Union National Bank of North Carolina as Trustee, relating to Piedmont BankGroup Incorporated 7% convertible subordinated debentures (incorporated by reference to Exhibit 4(b)) to the Registrant's Registration Statement on Form S-2 (No. 33-9084).
5      Opinion of Hunton & Williams
23.1   Consent of KPMG Peat Marwick LLP
23.2   Consent of Hunton & Williams (included in Exhibit 5)
24 Powers of Attorney of Directors and Officers of the Company (included on signature pages)
99.1   Notice of Redemption
99.2   Form of Letter of Transmittal
99.3   Form of Letter to Nominees


Item 17.  Undertakings

      The undersigned registrant hereby undertakes:

            (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement;

            (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

            (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;

            (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the registration statement is on Form S-3, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the registrant pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

            (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

            (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

      The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described under Item 15 above, or otherwise, the registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Martinsville, Commonwealth of Virginia, on September 11, 1995.


                                    PIEDMONT BANKGROUP INCORPORATED
                                       (Registrant)

                                    By:       /s/ Michael R. Brenan
                                              Michael R. Brenan
                                          President, Chairman of the Board and
                                            Chief Executive Officer


                               POWER OF ATTORNEY


      Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated on September 11, 1995. Each of the directors and/or officers of Piedmont BankGroup Incorporated whose signature appears below hereby appoints Michael R. Brenan, James E. Adams, Rebecca J. Jenkins and David M. Carter, and each of them severally, as his attorney-in-fact to sign in his name and behalf, in any and all capacities stated below and to file with the Commission, any and all amendments, including post-effective amendments to this registration statement, making such changes in the registration statement as appropriate, and generally to do all such things in their behalf in their capacities as officers and directors to enable Piedmont BankGroup Incorporated to comply with the provisions of the Securities Act of 1933, and all requirements of the Securities and Exchange Commission.

         Signature                         Title
/s/ Michael R. Brenan                 President, Chairman of the Board and Chief
------------------------------             Executive Officer and Director (Principal
Michael R. Brenan                          Executive Officer)


/s/ James E. Adams                    Senior Vice President, Chief Financial Officer
------------------------------             and Treasurer (Principal Financial
James E. Adams                             and Accounting Officer)


/s/ W. Christopher Beeler, Jr.        Director
------------------------------
W. Christopher Beeler, Jr.


------------------------------        Director
Thomas B. Bishop


------------------------------        Director
William S. Clark


/s/ William L. Cooper, III            Director
------------------------------
William L. Cooper, III


/s/ Billy P. Craft                    Director
------------------------------
Billy P. Craft


------------------------------        Director
Larry E. Hutchens


------------------------------        Director
William O. McCabe, Jr., MD


                                      Director
------------------------------
Albert L. Prillaman


/s/ Richard M. Simmons, Jr.           Director
------------------------------
Richard M. Simmons, Jr.


/s/ Thomas B. Stanley, Jr.            Director
------------------------------
Thomas B. Stanley, Jr.

                                 EXHIBIT INDEX


1      Form of Standby Agreement between the Company and
         Scott & Stringfellow, Inc.
5      Opinion of Hunton & Williams
23.1   Consent of KPMG Peat Marwick LLP
23.2   Consent of Hunton & Williams (included in Exhibit 5)
99.1   Notice of Redemption
99.2   Form of Letter of Transmittal
99.3   Form of Letter to Nominees